

HoldOn Bags via ksd1.klaviyomail.com   Wed, Sep 13, 9:22 AM (13 days ago) ☆ ↩ ⋮

to me ▾



Hi sheeva,

Did you hear our big news? Our first ever community investment round went live last week!

As a small business, it's been an incredible journey for HoldOn Bags since our launch in May 2022. Just a little over a year later—**we've surpassed over $3.1MM in sales and are approaching a $5MM run rate**.

We're extremely proud of what we've accomplished and equally grateful for the community that we've built in support of our mission to reduce single-use plastics.

And because we want our community to share in our success, we're giving early access to loyal customers like you for a chance to become an owner in our business for a little as $100.

Be a part of the brand you helped build and get these exclusive perks with your investment:

- **$200 or more:** 1 pack each of our Tall Kitchen Trash Bags and Small Space Trash Bags
- **$500 or more:** 1 Household Staples Set
- **$1,000 or more:** A set of our new Bamboo Organizers plus all prior perks
- **$5,000 or more:** 20% off for one year plus all prior perks
- And more!

Learn more about our company, growth plans, and investment perks to get started today.

Ready to join us? Together, we can leave the world cleaner than we found it—one bag at a time.

—
In This Together,
Team HoldOn Bags
holdonbags.com

HoldOn

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Big News! Inbox ×

HoldOn Bags via ksd1.klaviyomail.com
to me

Thu, Sep 7, 11:40 AM

Hi sheeva,

BIG NEWS!

Our first ever community investment round is now live!

HoldOn Bags was started in 2022 with a mission to make it easy for everyone to eliminate single-use plastics. Since then, we've raised over $1,500,000 from institutions who believe in our mission as much as we do.

To help us grow our mission, we want to offer people like you, who supported us from the beginning, to become an owner in our business for as little as $100. And **for the next few weeks, you're getting first access!**

Own a part of our business and support our movement:

- 40,000+ happy customers
- 95% of customers recommend our bags
- Available in 200+ Target stores & growing

We want our community to participate in the success of HoldOn Bags, just like our larger investors, which is why we're opening up this community round of investment.

Join us in taking the next step together and creating a better world for future generations—one bag at a time.

—
In This Together,
Team HoldOn Bags
holdonbags.com

HoldOn

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HoldOn Bags via baumzf.shared.klaviyomail.com   Mon, Sep 25, 8:34 AM (1 day ago) ☆ ↩ ⋮
to me ▾

Hi sheeva,

There's still time to get early access to our first ever community investment round!

In addition to growing into a community of **40,000+ happy customers**, HoldOn Bags is also an award-winning brand that's been recognized in some of our favorite publications:

- Winner of **Fast Company's 2023 Innovation by Design Awards** in the Materials category
- Named as one of **The Strategist's Best Biodegradable (and Compostable) Trash Bags**
- Included in **Vice's Guide to Sustainable Home Goods (That Actually Work)**

We've also been featured in **Real Simple, Refinery29, Buzzfeed, Variety, Forbes, Domino** and more. As a small business, we're incredibly proud of how quickly we've grown and what we've achieved in less than a year.

And we want to share that success with you—our customers who have supported us from the start! **For as little as $100, you can now become an owner in our business** by investing in our community round. This will help us bring HoldOn Bags to more people and places to reduce single-use plastics.

Ready to make an impact and create a better world for future generations, together? **Learn more** and join our community round today.

—
In This Together,
Team HoldOn Bags
holdonbags.com

HoldOn

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

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HoldOn

LIMITED TIME CHANCE

BIG NEWS

Our First Ever Equity Crowdfunding Campaign Is Live

Join us in our mission to eliminate single-use plastics and get a chance to own a part of HoldOn Bags for as little as $100. Learn more and get first access before anyone else today.

GET FIRST ACCESS →

Own Your Part of Our Growing Brand

40,000

HAPPY CUSTOMERS!

95%

RECOMMEND OUR BAGS

HoldOn

200+

TARGET STORES AND GROWING

We're creating a better future for future generations, one bag at a time.

Help us bring this mission to more places and people by investing in our community round today.

LEARN MORE →

A Better Way,
A Better Bag.











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